Exhibit 4.18

Lease Amending Agreement

December 20, 2021

This Lease Amending Agreement (“Agreement”) is made by and between Grown Rogue Gardens, LLC, an Oregon limited liability company (the “Lessee”), and 2046 Lars, LLC, an Oregon limited liability company (“Lessor”), with respect to the following facts and circumstances:

RECITALS

WHEREAS, Lessee and Lessor entered into the lease (the “Lease Agreement”) dated July 1, 2021 for the approximately 20,000 square feet of industrial warehouse building with fenced yard and loading docs, commonly known as 2046 Lars Way, Medford, Oregon 97501 (the “Property”)

WHEREAS, the Lessee and Lessor desire to amend the Lease Agreement on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, IT IS UNDERSTOOD AND AGREED BETWEEN THE PARTIES AS FOLLOWS:

1.	Section 3.1 of the Lease Agreement shall be deleted and replaced with the following:

3.1 Initial Term. The term of this Lease will commence on July 1, 2021 (the “Commencement Date”), and continue until June 31, 2026 (“Expiration Date”), unless sooner terminated under the terms of this Lease (“Lease Term”). Lessor has the right, but not the obligation, to terminate this Lease on December 31, 2022.

All other terms and conditions of the Lease Agreement shall remain the same.

IN WHITNESS WHEREOF, the parties hereto have executed this Lease Amending Agreement on the day and year first above written.

Lessor:		Lessee:

2046 Lars, LLC		Grown Rogue Gardens, LLC

By:	/s/ J. Obie Strickler	By:	/s/ J. Obie Strickler
Name:	J. Obie Strickler	Name:	J. Obie Strickler
Title:	Manager	Title:	Manager

LEASE AMENDING AGREEMENT